Integrated Electrical Services, Inc.

1800 West Loop South, Suite 500

Houston, TX 77027

August 24, 2007

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Attention:                                         Terrence O’Brien, Accounting Branch Chief

Tracey McKoy, Staff Accountant

Ladies and Gentlemen:

We have received your letter dated July 26, 2007, addressed to Mr. Michael Caliel, Chief Executive Officer of Integrated Electrical Services, Inc. (“IES” or the “Company”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 filed on December 21, 2006 (the “2006 Annual Report”).  In response to the Staff’s comments, we are submitting this response letter to you.

In connection with our response, we acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in our filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the comments contained in your comment letter are set forth below verbatim in plain text.  Our responses appear below in italicized text following the copies of your comments.

Form 10-K for the Fiscal Year Ended September 30, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

General, page 20

Financing, page 23

1.            We note that the Revolving Credit Facility and the Term Loan contain affirmative, negative and financial covenants. As such, please include a discussion in future filings of your material financial debt covenants, which states the minimum or maximum required ratio amounts as compared to the actual ratio amounts for the most recent period presented, unless management believes that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance. Please state whether or not you were in compliance with the financial covenants for each of your debt instruments for the most recent period. Please confirm to us that you did not violate any of your debt covenants as of September 30, 2006 or as of June 30, 2007. Finally, please disclose the amount available under the Revolving Credit Facility without violating any of your existing debt covenants.

Our response:  We have expanded our Debt footnote (Note 5) in our June 30, 2007 Form 10-Q filed on August 13, 2007 (the “June 2007 10-Q”) to include the following disclosures:

•                  Our material financial covenants and the related actual ratio or result as of and for the period ended June 30, 2007,

•                  A statement that we were in compliance with all of our financial covenants on June 30, 2007, and

•                  A statement indicating that we may borrow up to $13.3 million under our revolving credit facility without violating our financial covenants.

We confirm that we did not violate any of our debt covenants, as amended, as of September 30, 2006 and June 30, 2007.  We would not have been in compliance with certain of our financial covenants as of September 30, 2006 if those covenants had not been amended.

2.            We note that you combined the results of operations for the predecessor and successor periods. On pages 20, 51 and 53, you state, “...our financial information for the Successor is presented on a basis different from, and is therefore not comparable to, our financial information for the Predecessor for the period ended and as of April 30, 2006 or for the prior periods.” In future filings, please remove such presentation, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that does not comply with Item 10(e) of Regulation S-K. Refer to footnote 2 to paragraph 40 of SOP 90-7 for additional guidance. Please note that you should fully discuss each of the predecessor and successor periods presented by addressing any material items, events, transactions, et cetera that occurred in each period in accordance with Item 303 of Regulation S-K.

Our response:  The summary consolidated financial information presentation in our Management Discussion and Analysis has been revised in the June 2007 10-Q to reflect that the combined Fiscal 2006 financial information is a non-GAAP financial measurement.  A corresponding statement has been added on pages 34 and 37 to indicate that the Predecessor’s historical financial information for the seven months and one month ended April 30, 2006 are not comparable with the financial statements for the period from May 1, 2006 to June 30, 2006. We have also added a statement that the Company believes the combined Fiscal 2006 financial information is more meaningful because it provides a better perspective of our on-going financial and operational performance.  In those cases where basis differences caused material comparative differences to our results of operations, we have disclosed those impacts (for example the amortization of the contract loss reserve).

Results of Operations, page 28

3.              In future annual and quarterly filings, please substantially revise your discussion and analysis for your results of operations for each period presented to address the following:

•                  Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have on your results of operations. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Refer to Item 303(A)(3) and the instructions thereto of Regulation S-K and Sections 501.04 and 501.12 of the Financial Reporting Codification for guidance. Examples include, but are not limited to, the following:

•                 You state that residential revenues increased for fiscal year 2006 as compared to 2005 due to increased demand for new single-family and multi-family housing in the markets you serve. Your discussion and analysis should provide a comprehensive explanation as to why demand has increased including an analysis by market. If demand in any of the markets you served declined, you should provide an analysis of those markets as well.

•                 You state that the increase in commercial and industrial segment’s revenues was due in part to increased commodity prices. Your discussion should clearly explain how an increase in a commodity price results in an increase in your revenues.

•                  In your March 31, 2007 Form 10-Q you attribute the increase in your commercial and industrial segment’s gross profit margin to better execution on new contracts. Provide a more comprehensive explanation as to how you were able to better execute new contracts, whether you expect this trend to continue in the future, and the impact contracts already in progress had on your gross profit margin.

•                  Please include a rollforward of your contract loss reserve that separately presents newly recognized contract losses and adjustments made to previously recognized contract losses.

•                  Please include a discussion and analysis of your outstanding unapproved change orders and claims that explain the status and why you believe costs incurred to date are recoverable. Such discussion should address the amount included in costs and estimated earnings in excess of billings on uncompleted contracts and the amount of revenue recognized related to your unapproved change orders.

•                 Quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. For example, quantify the impact price increases have on your revenues and the impact the increased in raw material costs exceeded the amount passed on to customers.. Refer to Item 303(A)(3)(iii) of Regulation S-X and Section 501.04 of the Financial Reporting Codification for guidance.  To the extent price increases relate to increased costs, also quantify the impact to gross profit.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that need to have further analysis throughout your current discussion.

Our response:  We have revised our discussion and analysis in an attempt to more fully discuss the factors we believe impacted our income from continuing operations in our June 2007 10-Q.  We expect to also add expanded quantitative discussion of our results in connection with our Fiscal 2007 Form 10-K.

With respect to the Staff’s comment regarding the rollforward of the contract loss reserve, we would advise the Staff that we established a $4.4 million loss reserve under fresh start at emergence from our bankruptcy that represented the net fair value of the contract backlog in place at emergence.  Certain valuation assumptions, including contributory asset charges, time value of money, taxes and other items, that are not ordinarily accruable as contract costs under paragraphs 69 and 70 of Statement of Position 81-1, caused a one-time increase to our reserve for contract losses during 2006.  This reserve is being amortized over the period the underlying contract backlog is expected to be completed.  We provided disclosure of the amount of amortization of that reserve that was recorded in Fiscal 2006.  As of June 30, 2007, our reserve for contract losses was approximately $1.3 million, of which approximately $0.3 million related to fresh start accounting.  We consider this amount to be within the range of our historical levels, and accounts for approximately 1% of gross margin.  We believe that our historical experience demonstrates that our reserve for contract losses has been immaterial and therefore have not included a rollfoward of that reserve in our June 2007 10-Q.  We would agree that if that reserve were to become material, we would provide such a rollforward in future periods.

With respect to the Staff’s comment regarding a discussion and analysis of unapproved change orders and claims, we have expanded our discussion in Footnote 1 of our June 2007 10-Q, under the caption “Revenue Recognition” to discuss further the factors which give rise to such claims and unapproved change orders, as well as the factors we consider when recording revenue under paragraphs 62 and 65 of SOP 81-1.  For further discussion, see our response to the Staff’s comment number 7.

Consolidated Statements of Cash Flows, page 50

4.            We note that you have included cash payments related to reorganization items as financing activities. Please provide us with the components of this line item for the seven months ended April 30, 2006 and the five months ended September 30, 2006, including an explanation as to how you determined each of these components are financing activities. Please cite the authoritative literature that supports your accounting. Refer to paragraph .31 of SOP 90-7.

Our response:  We recognize that SOP 90-7 indicates that costs incurred in connection with our bankruptcy proceedings should be disclosed separately within the operating, investing and financing categories of the cash flow statement.  We believe that the cash outflows classified as reorganization costs were all incurred as a result of our reorganization under Chapter 11, specifically to affect the refinancing of our outstanding debt balances and therefore have been included within Financing Activities as any other debt or equity issuance costs would be included as provided by SFAS 95 paragraph 20.

Components of reorganization items classified as financing activities are as follows:

For the seven months ended April 30, 2006

Legal costs: $3,369,000

Lender due diligence and debt restructuring costs: $2,713,000

Bonding costs: $1,000,000

Printing and other costs: $38,000

For the five months ended September 30, 2006

Legal costs: $2,233,000

Lender due diligence and debt restructuring costs: $3,918,000

Printing and other costs: $186,000

Legal costs consisted of services specifically related to our Chapter 11 filing, including planning, document preparation, debtor-in-possession and exit financing proposals and suspension of common stock trading.

Lender due diligence and debt restructuring costs consisted of costs incurred by the lenders (and reimbursed by us) to perform due diligence procedures for purposes of negotiating the debt for equity swap under the Chapter 11 proceedings.

Bonding costs were fees paid to our surety provider associated with a cross-collateralization agreement with our exit credit facility lender that set out the collateral that accrued to each party.  This agreement was a critical part of our debt restructuring.

Summary of Significant Accounting Policies, page 57

Property, and Equipment, page 58

5.            We note your policy to recognize gains and losses on the disposition of property and equipment within the caption, “Other, net;” which is located below income (loss) from operations. In future filings, please reclassify such gains or losses to be included within income (loss) from operations and revise your stated policy to comply with paragraph 45 of SFAS 144.

Our response:  Beginning with our June 2007 10-Q, we have reclassified Gain/Loss on Asset Sales so that it is included in Income from Operations for all periods presented.  We have specifically noted this point in the Reclassification heading of our Overview footnote (Note 1).

We will also revise our Property and Equipment footnote in our September 30, 2007 Form 10-K to indicate that we include Gain/Loss on Asset Sales in Income from Operations.

Revenue Recognition, page 60

6.              In future filings, please revise your services performed and construction contracts revenue recognition policy to disclose the types of services each type of revenue recognition includes. In this regard, on page 4, you disclose that you offer (a) electrical contracting services, (b) low voltage contracting services, (c) utility services, and (d) maintenance services. Please also disclose the percentage of revenues you recognized in each period for each of your three revenue recognition policies. Please provide us with the disclosure you intend to include in future filings.

Our response:  We have expanded our Revenue Recognition disclosure in Overview footnote (Note 1) of our June 2007 10-Q to clarify our accounting treatment for 1) construction contracts (for which both the percentage-of-completion and completed contract method of accounting) are used, and 2) service contracts, which includes both fixed price and time and materials contracts.

We expect that our Revenue Recognition policy in our September 30, 2007 Form 10-K will be similar to the disclosure in our June 2007 10-Q, which follows:

“We recognize revenue on construction contracts on the percentage of completion method in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Construction contracts generally provide that customers accept completion of progress to date and compensate us for services rendered measured in terms of units installed, hours expended or some other measure of progress. We recognize revenue on both signed contracts and change orders. A discussion of our treatment of claims and unapproved change orders is described later in this section. Percentage of completion for construction contracts is measured principally by the percentage of costs incurred and accrued to date for each contract to the estimated total cost for each contract at completion. We generally consider contracts to be substantially complete upon departure from the work site and acceptance by the customer. Contract costs include all direct material, labor and insurance costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in job performance, job conditions, estimated contract costs and profitability and final contract settlements may result in revisions to costs and income and the effects of these revisions are recognized in the period in which the revisions are determined. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined. The balances billed but not paid by customers pursuant to retainage provisions in construction contracts will be due upon completion of the contracts and acceptance by the customer.  Based on our experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

Certain of our companies in the residential segment use the completed contract method of accounting because the duration of their contracts is short in nature. We recognize revenue on completed contracts when the construction is complete and billable to the customer.

Revenues from other services contracts are recognized when the services are performed in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition.” The two primary types of services contracts are fixed price contracts and time and materials contracts. Fixed price service contracts are signed in advance for maintenance and repair work over periods typically longer than one year. Time and materials contracts, which may or may not be signed in advance, are for similar maintenance and repair work on an as needed basis. Expenses related to all services contracts are recognized as incurred. Provisions for estimated losses on uncompleted long-term contracts are recorded in the period in which such losses are determined.”

In addition to the disclosure in our June 2007 10-Q we will add the following  in our September 30, 2007 Form 10-K:

“Approximately two-thirds of our revenues come from fixed price percentage of completion contracts, approximately one-quarter of our revenues are accounted for under the completed contract method (primarily within our single-family residential market) and the remainder of our revenue comes from service contracts (largely with our industrial customers).”

7.            We note that you recognize revenue on unsigned change orders when you have written notices to proceed and where collection is deemed probable. In future filings, please revise your policy to clarify that you are recognizing revenue on unapproved change orders in price and/or scope in accordance with paragraphs 61-62 and 65-67 of SOP 81-1. Please provide us with the disclosure you intend to include in future filings.

Our response:  Our unsigned change orders policy in our September 30, 2007 Form 10-K will be similar to the disclosure in our June 2007 10-Q, which is as follows:

“Costs and estimated earnings in excess of billings on uncompleted contracts are amounts considered recoverable from customers based on different measures of performance, including achievement of specific milestones, completion of specified units or at the completion of the contract. Also included in this asset are claims and unapproved change orders which are amounts we are in the process of collecting from our customers or agencies party to them for changes in contract specifications or design, contract change orders in dispute or unapproved as to scope and price or other related causes of unanticipated additional contract costs. Claims and unapproved change orders are recorded at estimated realizable value when collection is probable and can be reasonably estimated. We do not recognize profits on construction costs incurred in connection with these claim amounts. Claims and unapproved change orders made by us involve negotiation and, in certain cases, litigation. Such litigation costs are expensed as incurred.”

8.              In future filings, please expand your revenue recognition policy to address the following:

•                 The general nature and terms of your construction contracts (e.g. firm fixed price, time-and-materials, and cost-plus);

•                 How the nature of these contracts impact your accounting;

•                 Your method for recognizing claim revenues and costs;

•                 The amount of revenue attributable to claims and unapproved change orders, if material, for each period presented;

•                 How you recognize revenues and costs when combining and segmenting contracts, if applicable. If you do combine and/or segment your contracts under SOP 81-1, tell us the magnitude of these transactions.; and

•                 How you account for indirect costs.

Refer to SOP 81-1 and the AICPA Audit and Accounting Guide for Construction Contractors for guidance.

Our response:  We have expanded our Revenue Recognition disclosure in our Overview footnote (Note 1) of our June 2007 10-Q to clarify the term of and our accounting treatment for construction and service contracts.  We have also modified our discussion of how we recognize claim revenues, costs and indirect costs.  These disclosures are shown in #6 and #7 above.

Our policy is not to recognize revenue on unapproved change orders until we have obtained a notice to proceed that defines the scope and price, and signed change orders are typically obtained within thirty days from the time the notice to proceed is received.  At any given time, revenues attributable to unapproved change orders are not a material amount.  For the nine months ended June 30, 2007, we have recognized approximately $2.3 million in revenues on unapproved change orders, which is less than 0.3% of revenues on an annualized basis.

We do not have any significant combined and/or segmented contracts.

Earnings per Share, page 63

9.              We note that you have allocated net income (loss) from continuing operations, net income (loss) from discontinued operations, and net income between common shareholders and restricted shareholders. Please tell us how you determined such presentation is appropriate. Please also tell us how you are reflecting vested restricted stock in your calculation of basic and diluted earnings per share and the nature of the restriction. For each of these presentation issues, please tell us the authoritative literature that supports your accounting. Refer to paragraphs 8-9, 10, 20, 30-35, and 60-61 of SFAS 128 for guidance.

Our response:  The allocation of net income between common and restricted shareholders is based on SFAS 128, “Earnings Per Share” and EITF 03-6, “Participating Securities and the Two-class method under FASB Statement No. 128.”   Our unvested restricted shares granted under our 2006 Equity Incentive Plan participate in any dividends declared on our common stock. SFAS 128 paragraph 60 defines participating securities as securities that may participate in dividends with common stock according to a pre-determined formula.  Accordingly, we believe the restricted shares are considered participating securities under the two-class method as required by EITF 03-6.  We have expanded our Earnings Per Share footnote (Note 6) in our June 2007 10-Q to clarify our treatment of restricted stock.

As soon as our restricted stock vests, it is treated as outstanding common stock in our earnings per share calculations.  During the period in which restricted stock vests, we calculate common stock outstanding and restricted shares on a weighted-average basis.  This is in accordance with SFAS No. 128  paragraphs 90 and 109.

Note 16 - Commitments and Contingencies, page 88

Other Commitments and Contingencies

10.      We note your disclosure regarding the $3.8 million of back charges from a customer. Based on your disclosure it appears that you have determined $1.4 million of the back charges is probable. However, it is unclear how you accounted for the $1.4 million on your consolidated financial statements. Refer to paragraph 77 of SOP 81-1. In this regard, the collectibility/realizability of your accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts should be assessed separately from any probable loss contingency. Please advise and revise your disclosure in future filings, as appropriate.

Our response:  Paragraph 77 of SOP 81-1 states that “back charges from others should be recorded as payables and as additional contract costs to the extent that it is probable that the amounts will be paid.”

As noted in our Commitment and Contingencies footnote in our June 2007 10-Q (Note 9), we have recorded $1.4 million in charges to write off the remaining receivables net, costs in excess of billings on uncompleted contracts for these jobs and accrued losses payable.  We still believe the $1.4 million back charge is probable and have recorded for this contingency.  Specifically, we wrote off accounts receivable totaling $1.0 million and we accrued a loss payable of $0.4 million.  We will include this detail in our disclosure of this matter in our Commitments and Contingencies footnote in our September 30, 2007 Form 10-K.